Exhibit 3.1

Section 3.        Qualifications.   Directors must be nominated in accordance with the procedure set out in Section 1(c) of this Article III. Directors need not be shareholders. No person shall be eligible for election as a Director, either under Section 1 or Section 2 of this Article III, if such person's seventy-second (72d) birthday shall fall on a date prior to the commencement of the Term for which such Director is to be elected or appointed; provided, however, that this limitation shall not apply to Mr. D. C. Farrell until the annual meeting of shareholders held in 2009 and shall not apply to Mr. V. R. Loucks, Jr. until the annual meeting of shareholders held in 2010. No person shall be qualified to be elected and to hold office as a Director if such person is determined by a majority of the whole Board to have acted in a manner contrary t o the best interests of the Corporation, including, but not limited to, violation of either State or Federal law, maintenance of interests not properly authorized and in conflict with the interests of the Corporation, or breach of any agreement between such Director and the Corporation relating to such Director's services as a Director, employee or agent of the Corporation.